Exhibit 11.1

CODE OF BUSINESS CONDUCT AND ETHICS

1.	INTRODUCTION

The Board of Directors (“Board”) of First Phosphate Corp. (the “Corporation”) has determined that the Corporation should formalize its commitment to conducting its business and affairs in accordance with the highest ethical and legal standards by enacting this Code of Business Conduct and Ethics (the “Code”).

This Code shall apply to the Corporation and each of its subsidiaries. In this Code, any reference to “First Phosphate” shall refer to the Corporation and its subsidiaries.

2.	GENERAL PRINCIPLES

First Phosphate is committed to deterring wrongdoing and promoting honest and ethical conduct, including the ethical handling of actual or apparent conflicts of interest between personal and professional relationships; full, fair, accurate, timely, and understandable disclosure in reports and documents that a registrant files with, or submits to, the Commission and in other public communications made by the registrant; compliance with applicable governmental laws, rules and regulations; the prompt internal reporting of violations of the code to an appropriate person or persons identified in the code; and accountability for adherence to the code.

This Code provides a set of ethical standards to guide each director, officer, employee and consultant of First Phosphate (“Representatives”) in the conduct of their business, and for each director, officer and employee constitutes conditions of employment, and for each consultant constitutes conditions of providing services to First Phosphate.

This Code provides an overview of First Phosphate’s expectations for its Representatives and is supplemented by other current policies adopted by First Phosphate and those other polices that may be adopted by First Phosphate from time to time.

The Code will be made available on the Corporation’s website. The Code, as applied to the Corporation’s senior financial officers, will be the Corporation’s “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder

3.	APPLICATION OF THIS CODE

This Code applies to all Representatives and receipt of the latest version of this Code will be deemed to constitute your acceptance and agreement to be bound by its terms.

4.	MONITORING COMPLIANCE

The Board is responsible for monitoring compliance with the Code.

5.	COMMUNICATION OF THIS CODE

Copies of this Code are available to all persons bound by it. All persons or entities bound by the Code shall be informed whenever significant changes are made. New Representatives shall be provided with a copy of this Code.

6.	COMPLIANCE WITH LAWS, CODE AND POLICIES

All Representatives, in discharging their duties, shall comply with:

a.	All laws (statutory or common), rules, ordinances, regulations, grants, concessions, franchises, licenses, orders, directives, judgments, decrees, and other governmental restrictions, including permits and other similar requirements, whether legislative, municipal, administrative or judicial in nature, having application, directly or indirectly, to the Representative or First Phosphate

b.	the policies of any stock exchange the securities of the Corporation may trade on from time to time, including the Canadian Securities Exchange, the Frankfurt Stock Exchange and the markets of the OTC Markets Group;

c.	First Phosphate’s articles and by-laws;

d.	this Code; and

e.	all other corporate policies provided to or to which they are otherwise directed.

As a public company, the Corporation must disclose financial and operational information to Canadian securities regulators, stock exchanges, federal and provincial tax authorities and other regulatory bodies. Financial records must represent the actual facts and the actual nature of First Phosphate’s transactions and activities. Accounting and financial reporting practices must be fair and proper, in accordance with International Financial Reporting Standards (“IFRS”). All transactions and activities of First Phosphate must be recorded to permit this preparation of financial statements in conformity with IFRS. Financial records must represent the actual facts and the actual nature of its transactions and activities. Accounting and financial reporting practices must be fair and proper, in accordance with IFRS, and use management’s best judgment. First Phosphate expects its financial employees to produce (or, as the case may be, assist in producing) and disseminate full, fair, accurate, timely and understandable financial disclosure in its reports and documents in accordance with IFRS.

7.	STANDARDS OF GOOD PROFESSIONAL ETHICS

First Phosphate intends that its good reputation shall be maintained and accordingly, all of First Phosphate's activities shall be carried out ethically and with honesty and integrity, in the expectation that these activities will become a matter of public knowledge. Anything less is unacceptable and shall be treated as a serious breach of duty.

8.	PROTECTION AND PROPER USE OF ASSETS

All Representatives shall deal with First Phosphate's assets, including all data, information (confidential or otherwise), records, material, facilities and equipment, with the strictest integrity and with due regard to the interests of shareholders and all other stakeholders. First Phosphate's assets may not to be used for personal gain or benefit. In addition, all Representatives must act in a manner to protect such assets from loss, damage, misuse, theft and waste and ensure that such assets are used only for legitimate business purposes.

9.	CONFIDENTIALITY

Information is a key asset of First Phosphate. It is First Phosphate's policy to ensure that First Phosphate's proprietary and confidential information, including proprietary and confidential information that has been entrusted to First Phosphate by others, is adequately safeguarded. All confidential information, including information about First Phosphate's business, assets, opportunities, suppliers and competitors should be properly protected from advertent or inadvertent disclosure.

10.	FAIR DEALING

All business dealings undertaken on behalf of First Phosphate, including with its security holders, customers, suppliers, competitors and employees, should be conducted in a manner that preserves First Phosphate's integrity and reputation. It is First Phosphate's policy to seek to avoid misrepresentations of material facts, manipulation, concealment, abuse of confidential information or any other illegal or unfair practices in all dealing with First Phosphate's security holders, customers, suppliers, competitors and employees.

11.	CONFLICT OF INTEREST

Representatives, in discharging their duties, shall act honestly and in good faith with a view to the best interests of First Phosphate. Representatives shall avoid situations involving a conflict, or potential conflict, between their personal, family or business interests, and the interests of First Phosphate, and shall promptly disclose any such conflict, or potential conflict and, in the case of directors of First Phosphate, abstain from voting on or speaking to matters to which they are conflicted.

Representatives shall perform their duties and arrange their personal business affairs in a manner that does not interfere with their independent exercise of judgment. No one working for or contracted to First Phosphate shall accept, on their own account of for others, financial compensation of any kind, nor any special discount, loan or favor, from persons, corporations or organizations having dealings or potential dealings with First Phosphate.

12.	CORPORATE OPPORTUNITIES

Representatives are prohibited from taking for themselves personally opportunities that arise through the use of corporate property, information or position and from using corporate property, information or position for personal gain. Representatives are also prohibited from competing with First Phosphate directly or indirectly and owe a duty to First Phosphate to advance the legitimate interests of First Phosphate when the opportunity to do so arises.

13.	EQUAL OPPORTUNITY

First Phosphate is committed to providing a work environment that enables all employees and consultants to be recruited, and to pursue their careers, free from any form of unwarranted discrimination. In particular, First Phosphate shall not discriminate on the basis of age, color, creed, disability, ethnic origin, gender, marital status, national origin, political belief, race, religion or sexual orientation, unless required for occupational reasons as permitted by law. At First Phosphate, all employment decisions, including decisions about hiring, promotion, work assignments, compensation, benefits and termination, or any other aspect of First Phosphate’s employment practices, must be based only on merit, which includes an individual’s job qualifications, demonstrated contributions to First Phosphate’s work and its workplace, skills, abilities, and potential to grow and develop within the context of meeting First Phosphate’s business needs.

14.	HARASSMENT

All Representatives have a right to work in an environment free from all forms of harassment. It is an offence under this Policy to harass another Representative. Harassment is defined as any unwanted conduct or comment that is intimidating, hostile or offensive in the work environment.

15.	ALCOHOL AND DRUGS

Any misuse of alcohol or legal drugs (prescribed or non-prescribed), or the use of any illegal drugs, may jeopardize job safety and/or performance, and is prohibited in the First Phosphate workplace. No Representative shall enter the workplace under the influence of alcohol or such drugs that may impair safety and/or performance.

16.	REPORTING VIOLATIONS OF THE CODE

All Representatives shall adhere to First Phosphate's commitment to conduct its business and affairs in a lawful and ethical manner. All Representatives are encouraged to talk to appropriate personnel within First Phosphate when in doubt about the best course of action in a particular situation and to report any breach or suspected breach of the Code, including as set out in Section 5 above, or any of First Phosphate's corporate policies. Reports of violations should be made by Representatives to their immediate supervisor, if applicable, and to the Company’s Chief Financial Officer, or the Audit Committee Chairperson. First Phosphate prohibits retaliatory action against any officer or employee who, in good faith, reports a possible violation. It is unacceptable to file a report knowing it to be false.

17.	CONSEQUENCES OF VIOLATION OF THE CODE

Failure to comply with the Code may result in severe consequences, which could include internal disciplinary action or termination of employment or consulting arrangements without notice. The violation of the Code may also violate certain Canadian and/or other laws and if it appears that a Representative may have violated such laws, then First Phosphate may refer the matter to the appropriate regulatory authorities, which could lead to penalties, fines or imprisonment.

18.	REVIEW OF CODE

The Board shall review and evaluate this Code from time to time and generally on an annual basis to determine whether this Code is effective in ensuring that First Phosphate’s business and affairs are conducted with honesty, integrity and in accordance with the highest ethical and legal standards.

19.	QUERIES

If you have any questions about how this Code should be followed in a particular case, please contact the Chief Executive Officer.

20.	WAIVERS OF THE CODE

Any waiver of this Code with respect to a director or executive officer of First Phosphate may be made only by the Board. Any such waiver shall be disclosed to the extent and in the manner required by applicable laws or stock exchange rules and regulations. With regard to any waiver of any provision of the Code for an employee who is not a director or executive officer, such waiver must be approved by the Board or the Corporation’s Chief Executive Officer.

21.	APPROVAL OF THE CODE

DATED:	July 5, 2024

APPROVED BY:	Board of Directors